Exhibit (d)(2)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Sub-Advisory Agreement effective as of August 1, 2021 (“Amendment No. 1”) between Equitable Investment Management Group, LLC, a Delaware limited liability company (“EIM” or “Adviser”) and T. Rowe Price Associates, Inc., a corporation organized in the State of Maryland (“T. Rowe” or “Sub-Adviser”).

EIM and the Sub-Adviser agree to amend the Investment Sub-Advisory Agreement to modify the fee payable to the Sub-Adviser for investment advisory and other services the Sub-Adviser provides to the Large Cap Growth Portfolios;

NOW, THEREFORE, EIM and T. Rowe agree to modify the Investment Sub-Advisory Agreement dated as of July 16, 2020 (“Agreement”) as follows:

1.

Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which T. Rowe is appointed as the Sub-Adviser and the fee payable to the Sub-Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

2.	Ratification. Except as modified and amended hereby, the Agreement is ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Kenneth Kozlowski	By:	/s/ Amy Norton
	Kenneth Kozlowski		Name: Amy Norton
	Director, Executive Vice President and Chief Investment Officer		Title: Vice President & Senior Legal Counsel

APPENDIX A

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

The Adviser shall pay the Sub-Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio(s)	Annual Sub-Advisory Fee Rate**, †

EQ/Large Cap Growth Managed Volatility Portfolio*

EQ/T. Rowe Price Growth Stock Portfolio

Multimanager Aggressive Equity Portfolio*

(collectively, the EQ/Large Cap Growth Managed Volatility Portfolio, EQ/T. Rowe Price Growth Stock Portfolio and Multimanager Aggressive Equity Portfolio are the “Large Cap Growth Portfolios”)

0.50% of the Large Cap Growth Portfolios’ average daily net assets up to and including $50 million; and 0.40% of the Large Cap Growth Portfolios’ average daily net assets in excess of $50 million and up to $100 million.

Once the Large Cap Growth Portfolios’ average daily net assets exceed $100 million, a 0.40% advisory fee will apply to the Large Cap Growth Portfolios’ average daily net assets up to and including $250 million; 0.375% of the Large Cap Growth Portfolios’ average daily net assets in excess of $250 million and up to and including $500 million; and 0.35% of the Large Cap Growth Portfolios’ average daily net assets in excess of $500 million and up to $1 billion.

Once the Large Cap Growth Portfolios’ average daily net assets exceed $1 billion, a 0.30% advisory fee will apply to the Large Cap Growth Portfolios’ average daily net assets up to and including $3 billion; and 0.275% of the Large Cap Growth Portfolios’ average daily net assets in excess of $3 billion.

Portfolio(s)	Annual Sub-Advisory Fee Rate***, ††
EQ/T. Rowe Price Health Sciences Portfolio	0.60% of the Portfolio’s average daily net assets up to and including $500 million; and 0.55% of the Portfolio’s average daily net assets in excess of $500 million and up to $750 million. Once the Portfolio’s average daily net assets exceed $750 million, a 0.50% advisory fee will apply to all asset levels.

*

Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Sub-Adviser, which may be referred to as the “Sub-Adviser Allocation Portion”.

**

The daily sub-advisory fee for the Large Cap Growth Portfolios is calculated by multiplying the aggregate net assets of the Large Cap Growth Portfolios at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily sub-advisory fee applicable to each Portfolio/Sub-Adviser Allocation Portion is the portion of the daily sub-advisory fee for the Large Cap Growth Portfolios that is equal to the Portfolio’s/Sub-Adviser Allocation Portion’s net assets relative to the aggregate net assets of the Large Cap Growth Portfolios, including the Portfolio/Sub-Adviser Allocation Portion, used in the fee calculation for that day.

***

The daily sub-advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the Annual Sub-Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

†

The Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee schedule applicable once the Large Cap Growth Portfolios exceed $1 billion. The credit will apply as follows at asset levels between approximately $803.6 million and $1 billion.

To accommodate circumstances where the Large Cap Growth Portfolios’ assets fall below $1 billion, and to prevent a decline in the Portfolios’ assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered or (b) fall below a threshold of approximately $803.6 million, which would trigger the application of the tiered fee schedule.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $1 billion and the current portfolio size for billing purposes. The credit would approach $687,500 annually when the Large Cap Growth Portfolios assets were close to $1 billion and fall to $0 at approximately $803.6 million.

The transitional fee credit is determined as follows:

Average Daily Fund Assets - $803,571,429 X    $687,500

$196,428,571

††

The Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee schedule applicable once the EQ/T. Rowe Price Health Sciences Portfolio exceeds $750 million. The credit will apply as follows at asset levels between approximately $636.4 million and $750 million.

To accommodate circumstances where the EQ/T. Rowe Price Health Sciences Portfolio’s assets fall below $750 million, and to prevent a decline in the Portfolios’ assets from causing an increase in the absolute dollar fee, the Sub-Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $750 million, when the flat fee would be triggered or (b) fall below a threshold of approximately $636.4 million, which would trigger the application of the tiered fee schedule.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $750 million and the current portfolio size for billing purposes. The credit would approach $625,000 annually when the EQ/T. Rowe Price Health Sciences Portfolio assets were close to $750 million and fall to $0 at approximately $636.4 million.

The transitional fee credit is determined as follows:

Average Daily Fund Assets - $636,363.636    X    $625,000

$113,636,363